Exhibit 99.1

(1)	AP Firenze Holdings, L.P. (“AP Firenze”) holds securities of the Issuer.

AP Firenze Holdings GP, LLC (“AP Firenze GP”) serves as the general partner of AP Firenze. Apollo Principal Holdings B, L.P. (“Principal B”) is the sole member of AP Firenze GP, and Apollo Principal Holdings B GP, LLC (“Principal B GP”) serves as the general partner of Principal B.

The foregoing entities are referred to herein collectively as the “Reporting Persons.”

Each of the Reporting Persons other than AP Firenze disclaims beneficial ownership of all common shares included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The principal office of each of the Reporting Persons is 9 West 57th Street, 41st Floor, New York, New York 10019.

1